EXHIBIT 8


                            CORAL GOLD RESOURCES LTD.
                                 (the "Company")

                REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Company, if they so request. If you wish to receive such mailings, then please complete and return this form to:

                         Pacific Corporate Trust Company
                           10th Floor, 625 Howe Street
                              Vancouer, BC V6C 3B8

The undersigned shareholder hereby elects to receive:

( ) Interim Financial Statements for the first, second and third financial quarters of 2005 and the related MD&A,

     and/or

( ) Annual Financial Statements for the fiscal year ended January 31, 2006 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.


                                       I confirm that I am a:
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Name (Please Print)
                                       ( ) Registered shareholder OR

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Address                                ( ) Beneficial shareholder of the Company

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Signature

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Date



ISIN/CUSIP NO.: CA2180021032/218002103